Exhibit 99.A.5.IV
Connect Announces Level of Acceptances – Minimum Tender Condition Satisfied
SINGAPORE – 12 June 2007 – Connect Holdings Limited (Connect) today announced that its voluntary conditional cash general offer (the Offer) to acquire all the issued shares of Nasdaq-listed Pacific Internet Limited (Nasdaq: PCNTF; PacNet) for US$11.00 net in cash per share, without interest, was declared unconditional as to the level of acceptances, but was not unconditional in all respects. Withdrawal of acceptances is permitted until 1:00am, New York City time, on 22 June 2007, 1:00pm, Singapore time, on 22 June 2007.
The depositary for the Offer has advised Connect that as of 11 June 2007, 6,271,675 shares, representing approximately 45.30% of the issued shares of PacNet (based on the latest available information provided to Connect by PacNet) had been validly tendered in and not withdrawn from the Offer.
As of 12 January 2007 being the date of Connect’s initial announcement of its intention to make the Offer, Connect and parties acting in concert with it owned 4,121,287 PacNet Shares, then representing approximately 29.78% of the issued share capital of PacNet.
In connection with the Offer, Connect announced that:
•	on 12 January 2007, it had received an irrevocable undertaking from Vantage Corporation Limited to tender 1,629,373 PacNet shares, representing approximately 11.77% of the issued share capital of PacNet as of 31 March 2007 (based on information provided to Connect by PacNet at that time), held by Vantage Corporation Limited and not already acquired by Connect, into the Offer; and

•	on 7 June 2007, it had received an irrevocable undertaking from MediaRing Ltd to tender all PacNet shares held by MediaRing Ltd, being 4,056,163 PacNet shares, representing approximately 29.31% of the issued shares of PacNet (based on the latest available information provided to Connect by PacNet) into the Offer.
As of 12 June 2007, each of the above undertakings has been performed and the PacNet shares subject to the undertakings have been tendered into the Offer and are included in the aggregate number of shares tendered and not withdrawn.
Accordingly, as of 11 June 2007, Connect and parties acting or deemed to be acting in concert with Connect owned, controlled or have agreed to acquire an aggregate of 10,392,962 PacNet shares, representing approximately 75.07% of the issued shares of PacNet and approximately 72.36% of the maximum potential issued share capital of PacNet.

The Offer is conditioned upon Connect receiving, by the expiration of the Offer, valid acceptances (which have not been withdrawn) of such number of shares which, together with all other shares owned, controlled or agreed to be acquired before or during the Offer by or on behalf of Connect and its concert parties, would result in Connect and its concert parties holding such number of shares carrying more than 50% of the total outstanding shares of PacNet as of the final expiration of the Offer (the Minimum Tender Condition), and all other conditions to the Offer, as set out in the offer document dated 2 May 2007, being satisfied or waived.
Although Connect and its concert parties own, have acquired or have received valid acceptances satisfying the Minimum Tender Condition, all other conditions to the Offer have not yet been satisfied or waived. The Offer has not been declared unconditional in all respects and withdrawal of acceptances is permitted until 1:00 am, New York City time, on 22 June 2007, 1:00 pm, Singapore time, on 22 June 2007.
If there are no significant withdrawals of acceptances before 1:00 am, New York City time, on 22 June 2007, 1:00 pm, Singapore time, on 22 June 2007, and the other conditions to the Offer are satisfied or waived by that date, an announcement will be made by Connect that the Offer is unconditional in all respects.
When the Offer is declared unconditional in all respects, a subsequent offering period will immediately commence, during which time the Offer would remain open for acceptances, but no withdrawal rights would apply. The length of the subsequent offering period will be announced when the Offer is declared unconditional in all respects, but will be for a period of at least 14 calendar days but no more than 20 business days in the United States, from the expiration of the Offer.
The terms and conditions of the Offer are set out in the Offer to Purchase and other materials filed by Connect with the Securities and Exchange Commission (SEC) on 2 May 2007 and are available on the SEC’s website at www.sec.gov.
Concurrent with the Offer, Connect has made a proposal to all PacNet optionholders. The options proposal is subject to the Offer being declared unconditional in all respects and is subject to the other terms and conditions set forth in the options proposal letter from Connect to all optionholders dated 2 May 2007, as supplemented by the letter from Connect to all optionholders dated 7 June 2007, which are available on the website of the SEC.
PacNet shareholders and optionholders who have questions, need assistance or require copies of the Offer to Purchase, the Letter of Transmittal or related documents should contact MacKenzie Partners, Inc., the Information Agent or Lazard Asia Limited, the Financial Adviser and Dealer Manager for the Offer at the following respective addresses and telephone numbers:
The Information Agent for the Offer is:
MacKenzie Partners, Inc.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email:tenderoffer@mackenziepartners.com
or
The Financial Adviser and Dealer Manager for the Offer is:

Lazard Asia Limited	Lazard Frères & Co. LLC
3 Church Street	30 Rockefeller Plaza
14-01 Samsung Hub	New York, New York 10020
#Singapore 049483
Call in Singapore.: (65) 6534 2011
This release is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Connect with the SEC on 2 May 2007. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of the Tender Offer Statement on a combined Schedule TO and Schedule 13e-3 under cover of Schedule TO, the Offer to Purchase and all other documents that Connect has filed with the SEC at the SEC’s website at www.sec.gov , or from MacKenzie Partners, Inc., the Information Agent for the offer or Lazard Asia Limited, the Financial Adviser and Dealer Manager for the Offer.
The Directors of Connect (including those who may have delegated detailed supervision of this release have taken all reasonable care to ensure that the facts stated and all opinions expressed in this release are fair and accurate and that no material facts have been omitted from this release and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of Connect has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.
For further information please contact:
Lorain Wong
Tel: +852 2121 2973
Email: lorain.wong@asianetcom.com